Cloud DX Inc.
Consolidated Financial Statements
December 31, 2017 and December 31, 2016
(Unaudited)

Page

Independent Accountant's Review Report

Consolidated Financial Statements

Independent Accountant's Review Report

To the Shareholders of Cloud DX Inc.:

We have reviewed the accompanying consolidated financial statements of Cloud DX Inc. which comprises the balance sheets as of December 31, 2017 and December 31, 2016, and the related consolidated statements of loss and comprehensive loss, changes in (deficiency) equity and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter
As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

MNP LLP

Chartered Professional Accountants

Waterloo, Ontario
January 24, 2019

Licensed Public Accountants

MNP

Cloud DX Inc.
Consolidated Balance Sheets
As at December 31, 2017 and 2016
(Expressed in US dollars)
(Unaudited)

	2017	2016
Assets		
Current		
Cash	**209,628**	-
Trade and other receivables	**93,150**	806
Income taxes recoverable	**20,902**	30,573
Sales tax receivable	**32,183**	24,155
Inventories	**710,686**	706,454
Prepaid expenses and deposits	**49,010**	31,463
	1,115,559	793,451
Non-current		
Equipment *(Note 4)*	**14,697**	12,996
Intangible asset *(Note 5)*	**571,623**	657,366
Advances to related parties *(Note 6)*	**149,850**	157,646
Total assets	**1,851,729**	1,621,459
Liabilities		
Current		
Bank indebtedness	**-**	25,810
Trade and other payables	**417,713**	328,853
Advances from related parties *(Note 7)*	**-**	3,418
Current portion of long-term notes payable *(Note 8)*	**173,976**	298,953
	591,689	657,034
Non-current		
Long-term debt *(Note 8)*	**358,275**	416,342
Convertible debt *(Note 9)*	**1,932,272**	-
	2,882,236	1,073,376
Equity		
Share capital *(Note 13)*	**5,875,949**	4,929,139
Deficit	**(6,805,134)**	(4,145,863)
Contributed surplus	**177,557**	113,055
Accumulated other comprehensive loss	**(278,879)**	(348,248)
	(1,030,507)	548,083
	1,851,729	1,621,459

Approved on behalf of the Board

_____

Cloud DX Inc.
Consolidated Statements of Loss and Comprehensive Loss
For the years ended December 31, 2017 and 2016
(Expressed in US dollars)
(Unaudited)

	2017	2016
Revenue		
Subscription revenue	**18,215**	16,239
Product sales	**114,630**	21,765
Professional services	**254,275**	-
	387,120	38,004
Cost of sales	**50,266**	18,503
Gross margin	**336,854**	19,501
Expenses		
Advertising and promotion	**63,978**	66,392
Amortization	**90,827**	96,890
Courier and delivery	**12,073**	32,028
Dues and memberships	**128,960**	14,751
Insurance	**24,873**	22,597
Interest and bank charges	**101,927**	97,157
Office	**15,183**	54,546
Professional fees	**373,964**	170,657
Rental	**105,156**	114,975
Research	**304,805**	248,364
Salaries, wages and benefits	**1,151,983**	835,083
Supplies	**56,187**	28,112
Sub-contracts	**285,763**	205,556
Stock based compensation	**50,883**	42,847
Travel	**212,015**	147,135
Utilities	**40,702**	43,399
	3,019,279	2,220,489
Operating loss	**(2,682,425)**	(2,200,988)
Other income (expense)		
Foreign exchange gain (loss)	**(163,728)**	(99,652)
Finance costs	**(4,631)**	(3,153)
Awards income	**100,000**	1,938
Government funding	**75,910**	19,793
Other income	**15,603**	-
	23,154	(81,074)
Loss before income taxes	**(2,659,271)**	(2,282,062)
Provision for income taxes *(Note 12)*	**-**	-
Net loss	**(2,659,271)**	(2,282,062)
OTHER COMPREHENSIVE INCOME		
Foreign currency translation adjustment	**69,369**	45,208
Total comprehensive loss for the year	**(2,589,902)**	(2,236,854)

The accompanying notes are an integral part of these financial statements

Cloud DX Inc.
Consolidated Statements of Changes in (Deficiency) Equity
For the years ended December 31, 2017
(Expressed in US dollars)
(Unaudited)

	Number of shares	Share capital	Contributed Surplus	Deficit	Accumulated other comprehensive income (loss)	Total (deficiency) equity
Balance January 1, 2016	258,704	1,641,261	56,980	(1,863,801)	(393,456)	(300,312)
Net loss for the year	-	-	-	(2,282,062)	-	(2,282,062)
Other comprehensive income for the year	-	-	-	-	45,208	45,208
Recognition of share-based payments	-	-	56,075	-	-	56,075
Issuance of shares	236,424	3,287,878	-	-	-	3,524,302
Balance December 31, 2016	495,128	4,929,139	113,055	(4,145,863)	(348,248)	1,043,211
Net loss for the year	-	-	-	(2,659,271)	-	(2,659,271)
Other comprehensive income for the year	-	-	-	-	69,369	69,369
Recognition of share-based payments	-	-	64,502	-	-	64,502
Issuance of shares	53,533	946,810	-	-	-	1,000,343
Balance December 31, 2017	548,661	5,875,949	177,557	(6,805,134)	(278,879)	(481,846)

The accompanying notes are an integral part of these financial statements

Cloud DX Inc.
Consolidated Statement of Cash Flows
For the years ended December 31, 2017 and 2016
(Expressed in US dollars)
(Unaudited)

	2017	2016
Cash provided by (used for) the following activities		
Operating activities		
Net loss	**(2,659,271)**	(2,282,062)
Amortization	**90,827**	96,890
Stock based compensation	**50,883**	42,847
Stock based financing expense	**4,631**	3,153
	(2,512,930)	(2,139,172)
Changes in working capital accounts		
Trade and other receivables	**(92,344)**	440
Income taxes recoverable	**(9,671)**	19,901
Sales Tax Receivable	**(8,029)**	(13,496)
Inventories	**(4,232)**	96,999
Prepaid expenses and deposits	**(17,548)**	(468)
Trade and other payables	**88,851**	(3,473)
	(2,555,903)	(2,039,269)
Financing activities		
Proceeds from advancement of long-term debt	**2,032,272**	150,000
Repayments of long-term debt	**(235,450)**	-
Amounts advanced from related parties	**7,795**	-
Repayments to related parties	**(3,418)**	(20,750)
Proceeds from issuance of common shares	**884,153**	1,844,143
	2,685,352	1,973,393
Investing activity		
Purchases of equipment	**(6,785)**	(5,901)
Net effect of translation of foreign currency cash	**112,774**	6,840
Increase (decrease) in cash resources	**235,438**	(64,937)
Cash (bank indebtedness), beginning of year	**(25,810)**	39,127
Cash (bank indebtedness), end of year	**209,628**	(25,810)

The accompanying notes are an integral part of these financial statements

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in US dollars)
(Unaudited)

1. Incorporation and operations

These consolidated financial statements include the following companies: Cloud Diagnostics Canada ULC and Cloud DX Inc. (together the "Company"). Cloud Diagnostics Canada ULC was incorporated under the laws of the Province of British Columbia on September 14, 2014. Cloud DX Inc. was incorporated in the State of Delaware on September 11, 2014.

The Company provides remote patient monitoring hardware and software. The Canadian headquarters are in Kitchener, Ontario and the United States headquarters are in Brooklyn, New York.

2. Going concern

These consolidated financial statements have been prepared on a going concern basis which presumes that the Company will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the normal course of its operations.

The Company has incurred significant operating losses and has a working capital deficiency. The continued operations of the Company are dependent on the future demand for its products, management's ability to manage costs and continue to improve operations, the future availability of equity or debt financing, and the ability of the Company to improve its credit standing and availability. To remain a going concern, the Company must rely on obtaining additional capital in the form of debt or equity. It cannot be determined at this time whether these objectives will be realized.

These consolidated financial statements do not reflect the adjustments or reclassification of assets and liabilities which would be necessary if the Company were unable to continue its operations.

3. Summary of significant accounting policies

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All amounts recorded in the financial statements and the notes are recorded in US dollars which is the Company's functional currency.

Basis of consolidation

The Company's consolidated financial statements include the accounts of Cloud DX Inc and its subsidiary Cloud Diagnostics Canada ULC.

The consolidated financial statements have been prepared using uniform accounting policies for like transactions and other events in similar circumstances. Where necessary, adjustments are made to the consolidated financial statements of subsidiaries to ensure consistency with those used by other members of the group.

Any balances, unrealized gains and losses or income and expenses arising from intra-company transactions, are eliminated upon consolidation. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Company's interest in the investee. Unrealized losses are eliminated in the same manner as unrealized gains, but only to the extent that there is no evidence of impairment.

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in US dollars)
(Unaudited)

3.   **Summary of significant accounting policies** *(Continued from previous page)*

Foreign currency translation

Transactions denominated in foreign currencies are translated into their functional currency of the Company at exchange rates prevailing at the transaction dates (spot exchange rates). Monetary assets and liabilities are retranslated at the exchange rates at the balance sheets date. Exchange gains and losses on translation or settlement are recognized in profit or loss for the current period.

Non-monetary items that are measured at historical cost are translated using the exchange rates at the date of the transaction and non-monetary items that are measured at fair value are translated using the exchange rates at the date when the items' fair value was determined. Translation gains and losses are included in profit or loss.

Cloud Diagnostics Canada ULC's functional currency is Canadian dollars. In translating the financial statements from their functional currency into the Company's reporting current of United States dollars, balance sheet accounts are translated using the closing exchange rate in effect at the balance sheet date and income and expense accounts are translated using an average exchange rate prevailing during the reporting period. Adjustments resulting from the translation, if any, are included in cumulative other comprehensive income (loss) in stockholders' equity. The Company has not, to the date of these consolidated financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

Revenue recognition

The Company generates revenue from three sources: (1) subscriptions; (2) hardware; and (3) professional services. Subscriptions includes subscription fees from customers accessing its cloud-based applications. Hardware revenue consists of product sales with which the customer can use the cloud-based application. Professional services includes consulting and special research projects with various partners.

Revenue for all streams is recognized when all of the following conditions are met:

- There is persuasive evidence of an arrangement;

- The service is being provided to the customer;

- The collection of the fees is reasonably assured; and

- The amount of fees to be paid by the customer is fixed or determinable.

Revenue from the sale of hardware is recognized when the significant risks and rewards of ownership of the goods have been transferred to the buyer, at the time of shipment.

Revenue for subscriptions is recognized on a monthly basis when the subscription fees are charged to the customers' credit card commencing when the subscription service is made available to the customer. Subscriptions generally have a 24-month term, but are continued indefinitely upon expiration of the 24 months.

Revenue for professional services is recognized in accordance with the specific agreement as each related milestone is reached.

Cash

Cash comprise cash on hand, demand deposits and short-term highly liquid investments with original maturities of three months or less that are readily convertible into to known amounts of cash and which are subject to an insignificant risk of changes in value.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined based on the specific identification method. Net realizable value is the estimated selling price in the ordinary course of business, less estimated selling costs.

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in US dollars)
(Unaudited)

3.   **Summary of significant accounting policies** *(Continued from previous page)*

Equipment

Property and equipment are initially recorded at cost. Depreciation is recognized over the estimated useful lives of the related assets as follows:

	Method	*Rate*
Computer equipment	declining balance	55 %
Computer software	declining balance	100 %
Machinery and equipment	declining balance	30 %
Furniture and fixtures	declining balance	20 %

Useful lives of property and equipment assets are periodically reviewed and adjusted prospectively to reflect the Company's current estimates of the respective assets' expected utility.

Upon retirement or disposition of property and equipment, the cost and related accumulated amortization are removed from the accounts and any resulting gain or loss is recognized in other income.

Normal repairs and maintenance are charged to expenses as incurred. Major replacements and betterments that improve or extend the useful lives of the assets are capitalized and depreciated over their estimated useful lives.

Intangible assets

Intangible assets include acquired intellectual property and are stated at cost less accumulated amortization and accumulated impairment losses.

The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.

These assets have been determined to have definite lives and are amortized on a straight-line basis over their estimated remaining economic lives as follows:

	Method	*Rate*
Intellectual property	straight-line	10 years

Impairment of Long-Lived Assets

Impairment of long-lived assets is recognized when an event or change in circumstances causes the asset's carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss is calculated by deducting the fair value of the asset or group of assets from its carrying value.

Income taxes

The Company accounts for income taxes in accordance with ASC 740. The Company provides for federal and provincial income taxes payable, as well as for those deferred because of timing differences between reporting income and expenses for the consolidated financial statement purposes versus tax purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets and liabilities are measured using the enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recoverable or settled. The effect of a change in tax rates is recognized as income or expense in the period of the change. A valuation allowance is established, when necessary, to reduce deferred income tax assets tot he amount that is more likely than not to be realized.

As of December 31, 2017 and 2016 the unrecognized tax benefit accrual was zero.

The Company will recognize future accrued interest penalties related to unrecognized tax benefits in income tax if incurred.

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in US dollars)
(Unaudited)

3.   **Summary of significant accounting policies** *(Continued from previous page)*

Convertible debt instruments

The Company reviews the terms of its convertible debt instruments to determine whether there are embedded derivatives, including the embedded conversion option, that are required to be separated and accounted for as individual derivative financial instruments.

In circumstances where the convertible debt instruments do not contain embedded derivatives that are to be separated from the debt host contracts, the total proceeds received are allocated entirely to the debt host contract.

In circumstances where the convertible debt instruments contain embedded derivatives that are to be separated from the debt host contracts, the total proceeds received are first allocated to the fair value of the derivative financial instruments determined using a valuation technique such as the Black-Scholes model. The remaining proceeds, if any, are then allocated to the debt host contracts, usually resulting in those instruments being recorded at a discount from their principal amount. This discount is accreted over the expected life of the instruments to profit (loss) using the effective interest method.

The debt host contracts are subsequently recorded at amortized cost at each reporting date, using the effective interest method. The embedded derivatives are subsequently recorded at fair value at each reporting date, with changes in fair value recognized in profit (loss).

Where the exercise date of the conversion option is less than one year from balance sheet date, or the conversion has been triggered, the convertible debt instruments are classified as current liabilities.

The convertible debt issued by the Company does not contain embedded derivatives and the proceeds have been allocated entirely to the debt host.

Share-based payments

The Company uses the fair value method for recording stock-based compensation for new awards granted, modified, repurchased or cancelled. The Company recognizes compensation costs for stock option grants on a straight-line basis over the vesting period. The Company uses the Black-Scholes option pricing model for estimating the fair value of stock options.

The use of the option valuation model requires the input of subjective assumptions including the estimated fair value of the Company's common shares, the expected life of the option and the expected share price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires the estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value of the equity instruments granted is recognized as an expense over the estimated vesting period with a corresponding increase to contributed surplus.

Non-market vesting conditions are taken into account by adjusting the number of equity instruments included in the measurement of the transaction. The estimate of the number of equity instruments expected to vest is revised if subsequent information indicates that the number of equity instruments expected to vest differs from previous estimates. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense and contributed surplus reflects the revised estimate.

Market and non-vesting conditions are taken into account when estimating the fair value of the equity instruments granted and therefore the expense is recognized irrespective of whether or not the market condition is satisfied, provided that all other vesting conditions are satisfied.

Equity-settled share-based payment transactions with parties other than employees or those providing similar services, are measured at the fair value of the goods or services received, except where the fair value cannot be estimated reliably, in which case they are measured indirectly at the fair value of the equity instruments granted.

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in US dollars)
(Unaudited)

3. **Summary of significant accounting policies** *(Continued from previous page)*

Financial instruments

The Company recognizes its financial instruments when the Company becomes party to the contractual provisions of the financial instrument. All financial instruments are initially recorded at their fair value, including financial assets and liabilities originated and issued in a related party transaction with management.

At initial recognition, the Company may irrevocably elect to subsequently measure any financial instrument at fair value. The Company has not made such an election during the year.

Transaction costs and financing fees directly attributable to the origination, acquisition, issuance or assumption of financial instruments subsequently measured at fair value are immediately recognized in net loss. Conversely, transaction costs and financing fees are added to the carrying amount for those financial instruments subsequently measured at amortized cost or cost and are amortized with the instrument.

Use of estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenues and expenses. Actual results could differ from these estimates.

Management's most significant estimate is the fair value of share-based payments and involves estimating the life of the option, the expected share volatility and price and the number of options that will ultimately vest and the number of options that will ultimately be forfeited.

Depreciation and amortization is based on the estimates useful lives of property and equipment and intangible assets.

Accounts receivables are stated after evaluation as to their collectability and appropriate allowance for doubtful accounts is provided where considered necessary. Provisions for income taxes are made based on the use of historical rates and the activity that occurred during the year.

These estimates and assumptions are reviewed periodically and, as adjustments become necessary they are reported in earnings in the period in which they become known.

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017 and 2016
(Expressed in US dollars)
(Unaudited)

3.   **Summary of significant accounting policies** *(Continued from previous page)*

Recent accounting pronouncements

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments, which will make eight targeted changes to how cash receipts and cash payments are presented and classified in the Statement of Cash Flows. ASU 2016-15 will be effective on January 1, 2019, and will require adoption on a retrospective basis unless it is impracticable to apply, in which case the Company would be required to apply the amendments prospectively as of the earliest date practicable. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company's financial position, results of operations, cash flows or disclosures.

The FASB has issued Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842). Under this ASU lessees will be required to recognize the following for all leases (with the exception of short-term leases) at the commencement date: A lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Under this new guidance, lessor accounting is largely unchanged. Certain targeted improvements were made to align, where necessary, lessor accounting with the lessee accounting model and Topic 606, Revenue from Contracts with Customers. The amendments are effective for reporting periods beginning after December 15, 2019, with early adoption permitted. The Company has not elected early adoption, and is in the process of evaluating the amendments to determine if they have a material impact on the Company's financial position, results of operations, cash flows or disclosures.

The FASB has issued Accounting Standards Update (ASU) No. 2016-01, Financial Instruments -Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments include the following: Equity investments (except those accounted for under the equity method of accounting, or those that result in consolidation of the investee) to be measured at fair value with changes in fair value recognized in net income. Separate presentation of financial assets and financial liabilities by measurement category and form of financial asset (i.e., securities or loans and receivables). The amendments are effective for reporting periods beginning after December 15, 2018, with early adoption permitted. The Company has not elected early adoption, and is in the process of evaluating the amendments to determine if they have a material impact on the Company's financial position, results of operations, cash flows or disclosures.

The FASB has issued Accounting Standards Update (ASU) No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. The amendments in ASU 2015-17 eliminate the current requirement for organizations to present deferred tax liabilities and assets as current and noncurrent in a classified balance sheet. Instead, organizations will be required to classify all deferred tax assets and liabilities as noncurrent.The amendments are effective for reporting periods beginning after December 15, 2017, with early adoption permitted. The Company has not elected early adoption, and is in the process of evaluating the amendments to determine if they have a material impact on the Company's financial position, results of operations, cash flows or disclosures.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers, requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In March 2016, the FASB issued ASU No. 2016-08 to clarify the implementation guidance on considerations of whether an entity is a principal or an agent, impacting whether an entity reports revenue on a gross or net basis. In April 2016, the FASB issued ASU No. 2016-10 to clarify guidance on identifying performance obligations and the implementation guidance on licensing. In May 2016, the FASB issued amendments ASU No. 2016-11 and 2016-12 to amend certain aspects of the new revenue guidance (including transition, collectability, non cash consideration and the presentation of sales and other similar taxes) and provided certain practical expedients. The guidance is effective for annual reporting periods beginning after December 15, 2018 (including interim reporting periods). Early adoption is permitted but not before the annual reporting period (and interim reporting period) beginning January 1, 2017. Entities have the option of using either a full retrospective or a modified approach to adopt the guidance. The Company is in the process of evaluating the amendments to determine if they have a material impact on the Company's financial position, results of operations or cash flows.

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017
(Unaudited)

4.   Property, plant and equipment

	Computer equipment	Computer software	Machinery and equipment	Furniture and fixtures	Total
Cost					
Balance at January 1, 2016	11,535	8,830	6,933	4,904	32,202
Additions	-	-	4,091	1,810	5,901
Balance at December 31, 2016	11,535	8,830	11,024	6,714	38,103
Additions	-	-	4,819	1,966	6,785
Disposals	(259)	-	-	(1,403)	(1,662)
Balance at December 31, 2017	11,276	8,830	15,843	7,277	43,226
Depreciation					
Balance at January 1, 2016	4,339	4,415	3,494	1,712	13,960
Depreciation charge for the year	3,802	4,415	1,920	1,009	11,146
Balance at December 31, 2016	8,141	8,830	5,414	2,721	25,106
Depreciation charge for the year	1,710	-	2,489	886	5,085
Disposals	(259)	-	-	(1,403)	(1,662)
Balance at December 31, 2017	9,592	8,830	7,903	2,204	28,529
Net book value					
At December 31, 2016	3,394	-	5,610	3,993	12,997
At December 31, 2017	1,684	-	7,940	5,073	14,697

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017
(Unaudited)

5. Intangible assets

	Intellectual Property
Cost	
Balance at January 1, 2016, December 31, 2016 and December 31, 2017	**857,434**
Amortization	
Balance at January 1, 2016	**114,325**
Amortization for the year	**85,743**
Balance at December 31, 2016	**200,068**
Amortization for the year	**85,743**
Balance at December 31, 2017	**285,811**
Carrying amounts	
At December 31, 2016	657,366
At December 31, 2017	**571,623**

6. Advances to related parties

Advances to related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

	2017	*2016*
Anthony Kaul	-	1,082
Robert Kaul	**149,850**	155,344
Global Life Safety Group	-	1,220
	149,850	157,646

7. Advances from related party

Advances from related parties are unsecured, non-interest bearing and have no fixed terms of repayment.

	2017	*2016*
RM Kaul & Associates	-	3,418
	-	3,418

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017
(Unaudited)

8. **Long-term debt**

	2017	2016
Note payable bearing interest at prime plus 2%, payable with annual installments of $100,000 until September 15, 2019	546,034	584,641
Note payable bearing interest at 8% with no fixed payment terms, due December 31, 2017	14,550	-
Notes payable repaid during the year	-	150,000
	560,584	734,641
Less: current portion	173,976	298,953
Less: unamortized finance fees incurred on loan	28,333	19,346
	358,275	416,342

Principal repayments on long-term debt in each of the next five years , assuming long-term debt subject to refinancing is renewed, are estimated as follows:

2018	173,976
2019	386,608
	560,584

The long-term debt is secured by a general security agreement.

9. **Convertible debt instruments**

The value of the outstanding convertible debt instruments as at December 31, 2017 and December 31, 2016 are as follows:

	2017	2016
Convertible debentures issued	1,932,000	-
Convertible debentures, end of year	1,932,000	-

During the year, the Company issued $1,932,000 convertible debentures, due June 30, 2022. The convertible debt is convertible to common shares at the option of the holder, at any time prior to the earlier of the maturity date or redemption date, at the conversion prices as follows:

First conversion period right: begins on the date of purchase and ends April 16, 2018 whereby the conversion price is $20 per share of common stock.

Second conversion period right: begins immediately following the expiry of the first conversion period and ends July 16, 2019 whereby the conversion price is $32 per share of common stock.

Third conversion period right: begins immediately following the expiry of the second conversion period and ends at midnight immediately prior to the Maturity date whereby the conversion price is equal to the lower of (i) valuation cap price; and (ii) 75% of the price per share paid by investors at the end of the last equity financing transaction

Maturity date coversion: applicable only if notes remain outstanding on the maturity date; holders have the right to either (a) convert any or all remaining principal and accrued but unpaid interest into fully paid and non-assessable shares of common stock at a conversion price equal to the lower of (i) valuation cap price; and (ii) price per share paid by investors in the last equity financing transaction; or (b) have all principal and accrued but unpaid interest converted to common stock paid in full.

The convertible debt is secured by a general security agreement and a guarantee from Cloud Diagnostics Canada ULC.

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017
(Unaudited)

10. **Share-based payments**

The Company maintains a stock option plan (the "Plan") for the purpose of encouraging and enabling the officers, employees or directors of, and consultants (whether individuals or entities) to, the Company, upon whose judgment, iniative and efforts the Company largely depends for the successful conduct of its business, to acquire a proprietary interest in the Company.

The maximum number of shares reserved and available for issuance under the Plan is three hundred thousand (300,000). The shares underlying any Awards which are forfeited, cancelled, reacquired by the Company, satisfied without the issuance of the stock or otherwise terminated (other than by exercise) are added back to the shares available for issuance under the Plan.

Under the Plan, options to purchase common shares are granted at an excercise price of not less than the market value on the effective date of the grant. If an employee owns or is deemed to own more than 10 percent of the combined voting power of all classes of stock of the Company, the exercise price per share of stock by any Incentive Stock Option granted to such employee will not be less than 110 percent of the market value on the effective date of the grant.

The term of each stock option is fixed by the committee but no stock option will be exercisable more than 10 years after the date the stock option is granted.

	Number of Options	Weighted Average Exercise Price
Balance as at December 31, 2015	54,000	$ 8.97
Granted	31,000	20.00
Balance as at December 31, 2016	**85,000**	**12.99**
Granted	68,250	20.00
Expired	(8,500)	13.04
Balance as at December 31, 2017	**59,750**	**16.67**

The share-based compensation expense that has been charged against earnings over the fiscal period is $50,883 (2016 - $42,847). Compensation expense on grants during the year was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	2017	*2016*
Risk-Free Interest Rate	1.08%	1.08%
Expected Life	5 years	5 years
Expected Volatility	33%-35%	35%-41%
Weighted average grant-date fair value	$10.00 - $11.00	$9.00 - $10.00

Expected volatility is based on the historical share price volatility of the S&P North American Technology index over the past five years from the grant date. Share based compensation expense was calculated using a weighted average forfeiture rate of 25%. The share based financing cost that has been charged against earnings over the fiscal period is $4,631 (2016 - $3,153).

11. **Related party transactions**

Included in expenses for the current year are subcontracting fees of $56,217 (2016 - $128,107) paid to RM Kaul & Associates and $149,667 (2016 - $51,877) paid to Higher Bracket Online Media. These companies are wholly owned by Robert Kaul (CEO of Cloud DX Inc.) and Anthony Kaul (COO of Cloud DX Inc.) respectively.

These transactions were conducted in the normal course of operations and measured at the exchange amount, which is the amount of consideration established by related parties.

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017
(Unaudited)

12. Income tax

The Company's operations are subject to income tax at a combined statutory income tax rate of 34% (2016 -34%)

Income tax recovery

	2017	*2016*
Net loss	**(2,659,271)**	(2,282,062)
Expected income tax recovery	**904,152**	775,901
Non-deductible expenses	**(90,030)**	(23,148)
Change in enacted tax rates	**-**	(22,116)
Change in valuation allowance	**(814,122)**	(730,637)
	-	-

Deferred tax assets

Non-capital loss carryforwards	**2,298,861**	1,455,890
Other items	**3,768**	7,457
Valuation allowance	**(2,302,629)**	(1,463,347)
	-	-

As of December 31, 2017 and 2016, the Company decided that a valuation allowance relating to the above deferred tax assets of the Company was necessary, largely based on the negative evidence represented by losses incurred and a determination that it is more likely than not to realize these assets, such that, a corresponding valuation allowance, for each respective period, was recorded to offset deferred tax assets.

As of December 31, 2017 and 2016, the Company has approximately $6,761,356 and $4,391,775, respectively, of non-capital losses available to offset future taxable income. These losses will expire between 2034 to 2037.

As of December 31, 2017 and 2016, the Company is not subject to any uncertain tax positions.

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017
(Unaudited)

13. **Share capital**

	2017	2016
548,661 Common shares (2016 - 495,128)	5,875,949	4,929,139

Authorized common shares total 10,000,000 (2016 - 10,000,000).

14. **Commitments**

The Company leases its operating facilities under 2 separate leases.

Estimated minimum annual payments are as follows:

2018	152,153
2019	154,020
2020	88,976
	395,149

Total rent expense for the year under these operating leases was $105,156 (2016 - $114,975).

15. **Financial instruments**

The Company as part of its operations carries a number of financial instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments except as otherwise disclosed.

Credit concentration

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of accounts receivable.

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. Changes in market interest rates may have an effect on the cash flows associated with some financial assets and liabilities, known as cash flow risk, and on the fair value of other liabilities, known as price risk.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. The Company enters into transactions to borrow funds from financial institutions or other creditors and lease equipment from various creditors for which repayment is required at various maturity dates.

Fair Value

The following methods and assumptions were used in estimating the fair value of financial instruments:

Cash, trade and other receivables, accounts payable and accrued liabilities: the carrying amounts approximate their fair market value due to the short-term nature of these instruments.

Advance to/from related parties: the amounts have no fixed terms of repayment.

Convertible debt, advances from related parties, and long-term debt are recorded at amortized cost. The long-term debt bears interest mainly at variable rates which indicates the fair value approximates the carrying amount. The convertible debt was issued throughout the year, including the month of December, suggesting the carrying amount approximates the fair value.

Cloud DX Inc.
Notes to the Consolidated Financial Statements
For the years ended December 31, 2017
(Unaudited)

16.   Research projects

The Company received $88,562 (2016 - nil) of government funding for research and development projects during 2017 that was paid directly to third parties who were managing the projects.

17.   Subsequent events

Convertible debt issued in 2017 (Note 9) was converted on April 16, 2018 into 98,902 common shares including a total of $45,740 accrued interest.

Additional convertible debt was issued in 2018 totaling $3,238,324 of which $3,192,324 was converted on November 30, 2018 into 148,155 common shares including a total of $21,010 accrued interest.

202,700 Stock options were issued in 2018, subsequent to year-end.